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SECURITI **05042017** MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Investment Services, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

201 S. Biscayne Boulevard   Suite 1800
　　　　　　　　(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte **(305) 539 - 2000**
　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
　　(Name -- if individual, state last, first, middle name)

1177 Avenue of the Americas	**NY**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, _____ **Gabriel Duarte** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **BNP Paribas Investment Services, LLC** _____ , as of _____ **December 31, 2004** _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Notary Public

_____
Chief Financial Officer
Title

This report ** contains (check all applicable boxes)
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BNP Paribas Investment Services, LLC

(A wholly-owned subsidiary of BNP PARIBAS)
Financial Statements and
Supplementary Schedules
December 31, 2004



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' equity and of cash flows present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 29, 2005

1

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 12,245,345
Receivable from affiliates	822,211
Prepaid expenses and other assets	276,369
Intangible assets, net (Notes 2 and 4)	9,552,500
Goodwill (Notes 2 and 4)	928,887
Total assets	$ 23,825,312

Liabilities and Members' Equity

Payable to affiliates	$ 756,204
Accrued expenses	415,945
Payable to third party (Note 4)	4,900,000
Total liabilities	6,072,149
Members' equity	
Membership certificates	25,000,000
Accumulated deficit	(7,246,837)
Total members' equity	17,753,163
Total liabilities and members' equity	$ 23,825,312

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Operations
Year Ended December 31, 2004

Revenue

Riskless principal trading (Note 2 and 3)	$ 3,251,017
Mutual funds-related income (Note 2 and 3)	1,240,483
Administrative and other services fees (Note 2 and 3)	699,264
Commissions and brokerage fees (Notes 2 and 3)	687,669
Interest (Note 3)	145,132
Other income	486,652
Total revenue	6,510,217

Expenses

Management fees (Note 3)	3,890,495
Salaries and benefits	1,007,975
Commission and brokerage fees (Notes 2 and 3)	507,222
Amortization of intangible assets (Notes 2 and 4)	497,500
Travel and entertainment	276,755
Communications and data processing	56,104
Rent and occupancy	34,925
Other operating expenses	471,714
Total expenses	6,742,690
Net loss	$ (232,473)

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
Year Ended December 31, 2004

	Membership Certificates		Accumulated Deficit		Total
Members' equity at January 1, 2004	$ 16,000,000	$	(7,014,364)	$	8,985,636
Members' capital contribution	9,000,000		-		9,000,000
Net loss	-		(232,473)		(232,473)
Members' equity at December 31, 2004	$ 25,000,000	$	(7,246,837)	$	17,753,163

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net loss	$ (232,473)
Adjustment to reconcile net loss to net cash provided by operating activities	
Depreciation	15,120
Amortization of intangible assets	497,500
Net changes in operating assets and liabilities	
Increase in receivable from affiliates	(552,431)
Increase in prepaid expenses and other assets	(157,083)
Increase in payable to affiliates	257,222
Increase in accrued expenses	202,494
Net cash provided by operating activities	30,349
Cash flows from investing activities	
Proceeds from repayment of securities purchased under agreements to resell	7,000,000
Net increase in -	
Intangible assets	(5,150,000)
Goodwill	(928,887)
Net cash provided by financing activities	921,113
Net cash provided by financing activities	
Members' capital contribution	9,000,000
Increase in cash and cash equivalents for the year	9,951,462
Cash and cash equivalents	
Beginning of year	2,293,883
End of year	$ 12,245,345
Supplemental cash flow disclosures	
Cash paid during the year for interest and income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNP" or "the Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Brokerage Services, Inc. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a NASD membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated registered broker-dealer. The Company's principal office is in Miami, Florida.

2. **Significant Accounting Policies**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

   Cash and Cash Equivalents
   The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less from the date of purchase.

   Goodwill and Intangible Assets
   Intangible assets resulting from the acquisition during 2004 of customer relationships from a third party are being accounted for in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" as required by SFAS No. 147 "Acquisitions of Certain Financial Institutions". Those standards require that certain identifiable intangible assets be amortized over their expected useful lives. The portion of the purchase price allocated to goodwill and indefinite-lived intangible assets is not subject to amortization but it is tested for impairment at least annually. Amounts allocated to identifiable intangible assets consisting of customer relationships, are amortized on a straight-line basis over their estimated useful lives of 15 years.

   In accordance with SFAS No. 144, long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill, which is not subject to amortization, is tested at least annually for impairment and is tested for impairment more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. For the year ended December 31, 2004, the Company did not record any impairment losses.

Resale Agreements
Securities purchased under agreement to resell ("reverse repos") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. Interest income is accrued ratably over the life of each agreement. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral.

Commissions and trading
Commissions and brokerage fee revenues, related expenses and riskless principal trading revenue are recorded on a trade date basis.

Mutual Funds-Related Income
The Company participates in the marketing and distribution of certain Mutual Funds' units. Fees earned in these transactions are recorded upon notification from these Funds of the distribution of fees pursuant to the applicable distribution plans.

Administrative and Other Services Fees
The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. In addition, the Company earns commissions on the sale of various investment products offered and issued by an affiliate.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of furniture and computer equipment, generally three to five years.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the partnership to the individual members. For this reason the Company does not accrue for income taxes.

3. **Related Parties**

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

(a) The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year ended December 31, 2004, the Company incurred costs of $507,222 for these services. For transactions cleared through the Clearing Broker, the Company earned $5,179,169 in commissions and brokerage fees, riskless principal trading revenue and Mutual Funds-related income. At December 31, 2004 receivable from affiliates of $822,211 was due from the Clearing Broker.

(b) The Company from time to time enters into reverse repos with affiliates. Interest earned and received from affiliates during the year on reverse repo transactions was $5,542. At December 31, 2004, the Company also maintained two cash accounts and certificates of deposit with balances of $11,984,688 and $260,657, respectively, with affiliates. Interest earned and received from affiliates during the year on these cash accounts and certificates of deposits was $139,590.

(c) The Company is charged for administrative duties performed by affiliates. The amount of management fees charged in the statement of operations was $3,890,495. At December 31, 2004, payable to affiliates of $756,204 represented amounts due to affiliates for these administrative duties.

(d) The Company earned commissions on the sale of various investment products offered and issued by an affiliate. For the year ended December 31, 2004 the Company earned $51,479 in commissions from the sale of certificates of deposits.

(e) In 2004, the Company received a capital contribution in the amount of $9 million as capital contribution from its Parent.

4. **Intangible Assets and Goodwill**

On March 29, 2004, BNP Paribas and Banca Intesa, ultimate parent company of Banque Sudameris - Miami Agency ('the Agency') entered into an agreement whereby the accounts of the Latin American high-net-worth clients of the Agency would be transferred to the Company. At December 31, 2004, substantially all the accounts subject to the agreement had been transferred. In accordance with the agreement, the Company paid $6 million in 2004 as cash consideration to reflect the effective transfer of the clientele to BNP Paribas Investment Services, LLP. The agreement requires from the Company the payment in April 2005 of an additional amount calculated as the difference of a fixed percentage of the total balance of the accounts effectively transferred that exceeds $500 million at the calculation date, and the $6 million already paid by the Company in 2004. In case the result of this calculation is negative, the Company would not be required to make an additional payment. Management believes that the criteria for the Company being liable for this additional compensation at December 31, 2004 have been met and, accordingly, it has estimated that a $4.9 million liability be accrued.

Amortization expense related to identifiable intangible assets of $10,050,000 was $497,500 for the year ended December 31, 2004. Estimated annual amortization expense for the each of the years ended December 31, 2005 through December 31, 2009, including the effect of the customer list from Banque Sudameris – Miami Agency, is $670,000.

5. **Employee Benefit Plans**

The Company's employees participate in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions. Contribution expense is determined by an intercompany charge from the Parent. The Company was not charged an expense in 2004 as these costs were borne by an affiliate.

Noncontributory defined benefit pension plans cover employees of the Company. There is no separate plan solely for the employees of the Company and pension expense is determined by an intercompany charge from the Parent. The Company was allocated $19,172 in 2004, which represents the Company's portion of the expense.

6. **Financial Instruments**

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2004 consisted primarily of receivables and payables from / to affiliates and third parties and accrued expenses.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk
The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated Clearing Broker pursuant to a clearance agreement. The affiliated Clearing Broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

7. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. Under the alternative method, the required net capital, as defined, shall not be less than the greater of 2% of aggregate debits or $250,000. At December 31, 2004, the Company had net capital of $6,253,389, which was $6,003,389 in excess of the required net capital.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004   **Supplementary Schedule I**

Net Capital

Total members' equity	$	17,753,163
Total capital		17,753,163
Deducations and/or charges		
Non allowable assets		
Nonoperating cash at affiliate		314,718
Furniture, equipment and leasehold improvements, net		5,204
Other assets		11,179,852
Total deductions and/or charges		11,499,774
Net capital	$	6,253,389

Computation of Alternative Net Capital Requirement

Alternative minimum net capital requirement (the greater of 2% of aggregate debits or $250,000. At December 31, 2004, the Company had no aggregate debits).	$	250,000
Excess net capital	$	6,003,389

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2004 unaudited FOCUS Report filing dated March 22, 2005.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004   Supplementary Schedule II

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of the Rule.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Structure Required by SEC Rule 17a-5

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BNP Paribas Investment Services, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exceptive provisions of Rule 15c3-3.
3. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

13



statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 29, 2005